Exhibit 99.21

CONSENT OF CHRISTIAN FRÉCHETTE

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F)

I, Christian Fréchette, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●	Technical Report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” with an effective date of November 12, 2025;

and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I further consent to the incorporation by reference of the information derived from the Technical Report related to me into the Company’s Registration Statement on F-10 (File No. 333-291778) and any amendments thereto.

/s/ Christian Fréchette
Christian Fréchette